

July 23, 2019

Brajnandan Sahay
Chief Executive Officer
ASI Aviation, Inc.
11921 Freedom Drive, Suite 550
Reston, VA 20190

> **Re: ASI Aviation, Inc.**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 1**
> **Filed July 17, 2019**
> **File No. 024-10786**

Dear Mr. Sahay:

We have reviewed your amendment and do not have any comments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction

cc: Louis A. Bevilacqua